Item 77e. - Legal Proceedings
Touchstone Funds Group Trust - Mid Cap Value Fund

In January 2012, the Old Mutual Mid-Cap Fund (which reorganized into the TS&W Mid-Cap Value Fund in March 2009, the Touchstone Mid Cap Value Opportunities Fund in April 2012 and the Touchstone Mid Cap Value Fund in March 2014) was served with a summons and complaint in an action brought by Edward S. Weisfelner, as Trustee of the LB Creditor Trust, in the case captioned Weisfelner v. Fund 1(U.S. Bankr. S.D.N.Y. Adv. Pro. No. 10-4609) (the "Action"). The Action alleges that, under state law, all payments made to shareholders in the December 2007 leveraged buyout of Lyondell Chemical Company were made, by means of intentional and constructive fraudulent transfer and seeks to recover all those payments. The amount sought to be disgorged is $3,784,800, which is what the Fund received in payments in connection with the leveraged buyout. The Fund (along with thousands of other defendants) has filed a joinder to the currently pending motion to dismiss. The court heard oral argument on the motion to dismiss in January 2015, and the parties await the court's ruling on that motion. The path the litigation will follow (including whether it will proceed at all) depends on the outcome of that ruling; however, it is uncertain when that ruling will come down. At this nascent stage of the litigation, it is not possible to assess the likely outcome. The Fund is currently assessing the case and has not yet determined the potential effect, if any, on its net asset value.